UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE



April 24, 2020

  Richard M. Brand, Esq.
  Cadwalader, Wickersham & Taft LLP
  200 Liberty Street
  New York, NY 10281

          Re:     Mack-Cali Realty Corporation
                  PREC14A filed April 17, 2020 by Bow Street LLC et al. File No. 001-13274

  Dear Mr. Brand:

       We have reviewed the above-captioned filing, and have the following comments. Our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Schedule 14A

  General

  1. Please advise us as to when the Participants anticipate distributing the definitive proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures, and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

  2. Please disclose which directors were on the Shareholder Value Committee.

  3. Please disclose how Bow Street intends to vote with respect to Proposal 2. In this regard, we note that on page 3 you have disclosed your voting intention with respect to Proposals 1 and
     3 but not with respect to Proposal 2. We also note that the proxy card indicates that a shareholder's failure to mark a vote on Proposal 2 will result in an "ABSTAIN" vote.
 Richard M. Brand, Esq.
April 24, 2020
Page 2

Questions and Answers About the Proxy Materials and the 2020 Annual Meeting, page 22

4. On pages 23-24, please remove references to a shareholder's ability to vote "ABSTAIN"
   with respect to director nominees on the Company's proxy card, as that does not appear to be an available voting option.

5. We note the disclosure on page 24 that states that a vote on the Company's proxy card "may"
   cancel a previous vote cast on Bow Street's proxy card. Please revise to state clearly that such a vote "will" cancel a previous vote, or otherwise advise.

6. We note the disclosure on page 25 that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Annex I: Information About the Participants, page 29

7. Please define the term "Record Holder," which is capitalized on page 29 but not defined.

8. We note the disclosure that states, "Neither the Nominees nor any associate of a Nominee has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company." Please correct this disclosure in light of the fact that the
   2019 Newly-Elected Directors have served on the Company's board of directors since last year's annual meeting.

Form of Proxy

9. We note the instruction on the proxy card that states that a shareholder who wishes to vote by
   Internet "must type an `s' after `http.'" This instruction does not align with the website address provided. Please clarify.

10. Please ensure that the proxy card provides ample space for a shareholder to write in as many as seven names as exceptions alongside the "FOR ALL EXCEPT" box. The current presentation provides only one relatively short line for such write-ins. Richard M. Brand, Esq.
April 24, 2020
Page 3

        We remind you that the Participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact me at (202) 551-8094 with any questions.


                                                            Sincerely,

                                                            /s/ David M.
Plattner

                                                            David M. Plattner
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions